

September 7, 2011

<u>Via Facsimile</u>
Mr. Michael Allan English
Principal Executive Officer
Numbeer, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re: Numbeer, Inc.**
> **Form 10-K for the year ended May 31, 2010**
> **Filed September 1, 2010**
> **Form 10-Q/A for the period ended November 30, 2010**
> **Filed August 22, 2011**
> **File No. 333-153172**

Dear Mr. English:

We have reviewed your response filed August 22, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No.3 to Form 10-Q for the quarterly period ended November 30, 2010

Report of Independent Registered Public Accounting Firm, page 4

1.   We note that the review report of Li & Company PC does not comply with the guidance provided in PCAOB Auditing Standard No. 1. For example, while that standard requires that reports issued by auditors refer to "the standards of the Public Company Accounting Oversight Board (United States)" we note that the report of Li & Company PC says that the review was performed in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. In addition, your auditors have not included a title on the report that includes the word *independent* as required by paragraph 37(a) of AU Section 722. Further, the last sentence does not indicate that the generally accepted accounting principles to which they refer are those of the United States (i.e., U.S. generally accepted accounting principles). Please have your auditors refer to the illustrative example reports included in the Appendix to PCAOB Auditing Standard No.1 and further amend the Form 10-Q to provide a review report from your auditors that fully complies with that standard.

2.   We note that while the review report of Li & Company PC was revised to include the auditor's review of the financial statements for the period from inception to November 30, 2010, the report does address the financial statements as of and for the three and six month periods ended November 30, 2009 which are also presented in the Form 10-Q but which were not previously audited or reviewed by Li & Company PC.

- Please tell us whether Li and Company PC performed a review of the interim financial statements as of and for the three and six month periods ended November 30, *2009* which are also presented in the Form 10-Q. If they did, please have them revise the review report to address their review.

- If Li & Company PC did not perform that review, tell us whether your prior auditors - - who initially performed the review of the comparative 2009 interim periods - - also performed the follow up procedures required by the PCAOB Standards and provided its permission or consent to allow you to file the financial statements under its review. Please provide us a copy of that permission or consent.

- If the prior auditor did not or is unable to perform the follow up procedures required by the PCAOB Standards and provide its permission or consent to allow you to file the 2009 interim financial statements under its review, you will be required to engage another Independent Registered Public Accounting Firm, possibly your current auditors, to perform that review and amend the Form 10-Q to include the review report of that accounting firm.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant